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                                                           Filed by Kookmin Bank
                           Pursuant to Rule 425 under the Securities Act of 1933

                                                 Subject Companies: Kookmin Bank
                                              (Exchange Act file number 1-15258)

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Kookmin Bank's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Kookmin Bank's reports filed with the Securities and Exchange Commission (the "Commission"). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read any prospectus required to be filed with the Commission regarding the potential business combination transaction between Kookmin Bank and Kookmin Credit Card. If required, a prospectus will be filed with the Commission either by Kookmin Bank, Kookmin Credit Card or a newly formed corporation. Security holders may obtain a free copy of such prospectus (if required and when available) and other related documents filed by Kookmin Bank, Kookmin Credit Card and/or such newly formed corporation at the Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. If required and when available, the prospectus and other documents may also be obtained from Kookmin Bank by contacting Kookmin Bank, Investor Relations Team, 36-3 Yoido-dong, Youngdeungpo-ku, Seoul 150-758, Korea.

*               *               *

The following materials were released by Kookmin Bank on May 30, 2003.

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Press Release
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On May 30, 2003, Kookmin Bank announced its merger with Kookmin Credit Card pursuant to which it will integrate Kookmin Credit Card's business with its BC card business unit. Kookmin Bank executed a merger agreement with Kookmin Credit Card on the same date.


The goals of this merger are to:

.. alleviate the difficulties that Kookmin Credit Card is experiencing with respect to its capital adequacy;

.. maximize management efficiency and further enhance Kookmin Bank's credit card business; and

..  assist Kookmin Bank in developing a leading credit card business in Korea.

Pursuant to Article 527-3 of the Korean Commercial Code relating to small-scale mergers, Kookmin Credit Card will be merged into Kookmin Bank and cease to exist after the merger is complete. The merger date is expected to be September 30, 2003. Pursuant to the merger ratio based on Article 36-12 of Enforcement Regulation of the Korean Securities and Exchange Act and the Article 84-7 of Enforcement Decree of the Korean Securities and Exchange Act, each holder of one common share of Kookmin Credit Card will receive 0.442983 common share of Kookmin Bank. The board of directors of both Kookmin Bank and Kookmin Credit Card approved this merger on May 30, 2003.

Through establishing a unified credit card business, Kookmin Bank believes it can further enhance this business by focusing on its growth potential and maximizing management efficiency. This merger will enable Kookmin Bank to strengthen its competitiveness in the credit card business by enabling it to flexibly respond to the dynamics of the changing market environment, efficiently allocate its resources and reduce costs.

Kookmin Bank also believes that the merger with Kookmin Credit Card is the most effective way to alleviate concerns over Kookmin Credit Card's capital adequacy and assist in restoring market confidence. Kookmin Bank plans to develop the credit card business as a core business, so as to become a leader in this industry.

Considering the unique characteristics of the credit card business, Kookmin Bank plans to provide the unified credit card business with as much operational autonomy as possible. In order to fully utilize Kookmin Credit Card's organizational merits, the unified credit card business will be integrated based on the platform of Kookmin Credit Card.

As there will be no major changes with respect to the basic infrastructure, organization or operational systems of Kookmin Credit Card, Kookmin Bank does not believe that existing customers of Kookmin Credit Card will experience any interruptions or difficulties in using their credit cards.

It is expected that this merger will not only stabilize the domestic financial and credit card debenture markets, but may also be a first step in credit card industry restructuring in Korea.